Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Year Ended
	December 31,
	2017	2016

Net income	$1,748,753	$2,144,593

Preferred Stock dividend requirements	(98,425)	-

Net income attributable to common stockholders	$1,650,328	$2,144,593

Basic Weighted average number of common shares outstanding	18,846,461	17,688,999

Preferred Stock Common Share Equivalents	667,188	1,871,160

Dilutive Stock Options outstanding for the Period	194,451	156,532

Dilutive Warrants outstanding for the Period	223,013	418,085

Diluted Weighted average number of common and equivalent shares outstanding	19,931,112	20,134,777

Basic Net income per common share	$0.09	$0.12

Diluted Net Income per common share	$0.08	$0.11